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SEC FILE NUMBER
8-71212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/23/24 (MM/DD/YY) AND ENDING 09/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HEG SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

660 Steamboat Rd, 4th Floor
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ilina Stamova	(212) 668-8700	istamova@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Bown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Cercy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HEG Securities, LLC _____, as of 9/30 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HEG SECURITIES, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENT

FOR THE PERIOD FROM SEPTEMBER 23, 2024 (DATE OF REGISTRATION) THROUGHOUT SEPTEMBER 30, 2025

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

HEG SECURITIES, LLC

TABLE OF CONTENTS
FOR THE PERIOD SEPTEMBER 23, 2024 (DATE OF REGISTRATION) THROUGHOUT SEPTEMBER 30, 2025



withum

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Those Charged with Governance of
HEG Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HEG Securities, LLC (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2025.

New York, New York

November 26, 2025

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

HEG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2025

ASSETS

Cash	$	227,606
Due from Clearing Firm		423,744,025
Securities Owned at Fair Value		425,001,577
Securities Purchased Under Agreements to Resell		368,665,458
Other Assets		15,002
Total assets	$	1,217,653,668

LIABILITIES AND MEMBER'S EQUITY
Liabilities:

Accounts Payable and Accrued Expenses	$	142,791
Securities Sold Short at Fair Value		421,640,791
Securities sold under agreements to repurchase		788,444,018
Total liabilities		1,210,227,600
Members' Equity		7,426,068
Total liabilities and members' equity	$	1,217,653,668

The accompanying footnotes are an integral part of this financial statement.

NOTES TO THE FINANCIAL STATEMENT
FOR THE PERIOD SEPTEMBER 23, 2024 (DATE OF REGISTRATION) THROUGHOUT SEPTEMBER 30, 2025

Note 1 - Nature of business

HEG Securities, LLC (the "Company") was incorporated in the state of Delaware on November 29, 2023. The Company is a subsidiary of HEG Financial, LLC (the Member), whereas HEG Financial, LLC holds 99% stake and an individual shareholder 1%. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to create and a manage portfolio of fixed income securities for its own account.

Note 2 - Summary of Significant Accounting Policies

a)   Basis of Presentation

The Accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b)   Cash and Concentration of Credit Risk

The Company's cash is held at financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. Any loss incurred or a lack of access to such funds could have significant adverse impact on the Company's financial condition, results of operations, and cash flows.

c)   Revenue Recognition

Financial Instruments Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account of the Company are recorded on a trade date basis in conformity with ASC Topic 940.

Securities and derivative positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

The Company adheres to FASB ASC 940-320-05-3, the Company may buy and sell securities for its own proprietary trading account. FASB ASC 940-320-05-3 states that the profit or loss for these firm transactions is measured by the difference between the acquisition cost and the fair value, which, like the underlying trading securities, is recorded on a trade-date basis.

For the reporting period, the Company did not enter into any contracts with customers that are within the scope of ASC 606. No contract assets, contract liabilities, or related disclosures were required as of September 30, 2025.

Revenue Streams
The firm generates revenue from trading fixed income securities with institutional investors and other broker dealers on a proprietary trading basis. The repurchase rate and reverse repurchase rates are recognized as interest income, trading gains or losses and interest expense on the Company's statement of operations.

d)   Income Taxes

The Company's method of accounting for income taxes conforms with FASB ASC 740 Income Taxes. Under this standard, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is a partnership and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial member for federal, state, and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statement for the Company to be taxed as a corporation.

e)   Securities Purchased and Sold Under Agreements to Resell and Repurchase
Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. See Note 4 for further information on fair value option for reverse repurchase agreements and repurchase agreements.

Under a typical reverse repurchase agreement, the Company purchases securities from a borrower in exchange for cash and agrees to sell the same securities in the future in exchange for a price that is higher than the original purchase price. The difference between the purchase price originally paid and the sale price represents interest received from the borrower.

Under repurchase agreements, the Company sells securities to a lender and agree to repurchase the same securities in the future for a price that is higher than the original sales price. The difference between the sales price that the Company receives and the repurchase price that it pays represents interest paid to the lender. A repurchase agreement operates as a financing arrangement under which securities are pledged as collateral to secure a loan which is equal in value to a specified percentage of the estimated fair value of the pledged collateral. The Company retains beneficial ownership of the pledged collateral. At the maturity of a repurchase agreement, the Company is required to repay the loan and concurrently receive back it's pledged collateral from the lender or, with the consent of the lender, the Company may renew such agreement at the then prevailing interest rate. The repurchase agreements may require the Company to pledge additional assets to the lender in the event the estimated fair value of the existing pledged collateral declines.

As of September 30, 2025 the Company has received securities with market values of $368,665,458 under reverse repurchase agreements and pledged securities with market values of $788,444,018 under repurchase agreements, after netting.

Note 2 - Summary of Significant Accounting Policies (Continued)

f)   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Valuation of Investment in Securities, at Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

The fair value of a reverse repurchase agreement or repurchase agreement is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves, and option volatilities. In instances where the unobservable inputs are deemed significant, reverse repurchase agreements and repurchase agreements are categorized in level 3 of the fair value hierarchy; otherwise, they are categorized in level 2 of the fair value hierarchy.

The following table presents the investments carried on the Statement of Financial Condition by level within the valuation hierarchy as of September 30, 2025:

	Level 1	Level 2	Level 3	Balance as of September 30, 2025
Assets				
U.S. Treasury and Agency Securities	$ 425,001,577	$ -	$ -	$ 425,001,577
Securities purchased under agreements to resell	-	368,665,458	-	368,665,458
	$ 425,001,577	$ 368,665,458	$ -	$ 793,667,035
Liabilities				
U.S. Treasury and Agency Securities	$ 421,640,791	$ -	$ -	$ 421,640,791
Securities sold under agreements to repurchase	-	788,444,018	-	788,444,018
	$ 421,640,791	$ 788,444,018	$ -	$ 1,210,084,809

Note 4 - Receivable from Clearing Organization

The Company, per the terms of its clearing agreement, is required to maintain a security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. The Company clears securities transactions through its clearing broker and payables due to, and receivables from its clearing broker are reconciled monthly. As of September 30, 2025, the balance of deposit receivable from its clearing broker was $1,000,000, included in Due from Clearing Firm on the statement of financial condition.

Note 5 - Indemnifications

Pursuant to a clearing agreement with Mirae Asset Securities (USA) Inc. ("Mirae"), the Company introduces all of its securities transactions to Mirae on an introducing basis.

Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify Mirae for losses, if any, which it may sustain from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and clearing broker monitor collateral on the Company's securities transactions and the corresponding receivables from the clearing broker comply with the provisions of the clearing agreement.

Note 6 - Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, engaged in a single line of business providing brokerage services. Using the management approach, and qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Company has identified the Chief Executive Officer as the Chief Operating Decision Maker ("CODM"). The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. Additionally, the CODM uses excess net capital to make operational decisions while managing proper capital adequacy. The company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of segments are the same as those described in the summary of significant accounting policies.

Note 7 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities with a diverse group of institutional investors and other broker dealers. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company enters into various securities trading transactions. These transactions may create off-balance sheet credit risk, as the Company is exposed to the possibility that the clearing broker or the counterparty may default on repurchase or resale of the securities. The maximum credit exposure at any point in time is generally limited to the carrying value of the securities transferred or received under these arrangements, net of any collateral held. To mitigate the risk, The Company monitors market value of securities and the collateral on a daily basis to ensure adequate coverage of exposures.

The Company has adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting topic, the Company has the ability to determine there are no expected credit losses in certain circumstances.

At September 30, 2025, no material losses had been recognized. Management believes that its exposure to credit losses is limited.

Allowance for Credit Losses

The allowance of credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of September 30, 2025.

Note 8 - Related Party Transactions

The Company has entered into an expense sharing agreement with HEG Financial, LLC, a Member of the Company. The terms of the expense sharing agreement are such that any expenses paid on behalf of the Company, such as insurance, rent and other various operating expenses are to be repaid to the affiliate at cost. As of September 30, 2025, there was no balance due to the affiliate under the terms of the expense sharing agreement.

Note 9 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement under the Alternative Method permitted by the Rule. Under Rule 15c3-1, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At September 30, 2025, HEG Securities had net capital of $7,296,848; which was $7,046,868 in excess of its required net capital of $250,000.

HEG Securities is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of September 30, 2025, the Company was not required to and did not hold any customer money or securities.

Note 10 - Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2025 and November 26, 2025 which is the date of the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.